SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY
345 PARK AVENUE
NEW YORK, NY 10154
(212) 546-4000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC. SAVINGS AND INVESTMENT PROGRAM
Date: June 27, 2016	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available For Benefits – As of December 31, 2015 and 2014	3
Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2015	4
Notes to Financial Statements	5 to 13
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2015	S-1
EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program
and the Bristol-Myers Squibb Company Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Program’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at December 31, 2015) has been subjected to audit procedures performed in conjunction with the audit of the Program’s financial statements. The supplemental schedule is the responsibility of the Program’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at December 31, 2015) is fairly stated, in all material respects, in relation to the Program’s 2015 financial statements as a whole.

/s/ Withum Smith + Brown, PC

Morristown, New Jersey
June 27, 2016

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

(Dollars in Thousands)	2015	2014
Assets:
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$114,880	$105,572

Receivables:
Employer contributions	2,210	2,187
Participant contributions	121	132
Dividends receivable	159	169
Notes receivable from participants	3,046	2,503
Total receivables	5,536	4,991

Net Assets Available for Benefits	$120,416	$110,563

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

(Dollars in Thousands)
Additions:
Program’s share of net investment income in Savings Plan Master Trust	$5,605
Contributions:
Employer contributions	4,799
Participant contributions	5,379
Rollover contributions	399
Interest on notes receivable from participants	127
Total additions	16,309

Deductions:
Distributions and withdrawals	(6,295)
Administrative expenses	(161)
Total deductions	(6,456)

Increase in net assets	9,853

Net Assets Available for Benefits:
Beginning of Year	110,563
End of Year	$120,416

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and is sponsored by Bristol-Myers Squibb Puerto Rico, Inc. (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is intended to be qualified under section 401(a) of the Code, as amended and under sections 1023(n) and 1165 of the Puerto Rico Internal Revenue Code of 1994 (PR IRC).

The description of the Program in the following notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing documents for more complete disclosure of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary with respect to Program assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Employee Eligibility – In general, any Puerto Rico employee who is scheduled to work 1,000 hours is eligible to participate in the Program following their date of hire.

Participant Contributions – Participants can elect to contribute up to 15% for 2015 and 2014 of his or her annual eligible compensation on a pre-tax and/or after-tax basis, in all events, subject to US Internal Revenue Service Code (US IRC) and the Puerto Rico Internal Revenue code (PR IRC) annual limits and non-discrimination test results. The PR IRC limits the amount of annual pre-tax contributions to $15,000 in both 2015 and 2014. Participants may also elect a combination of contributions up to a combined total of 15% for both 2015 and 2014, both on an after-tax and pre-tax basis, subject to applicable limitations. The definition of salary or wages as stated in the governing documents, applies for the purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and includes base salary or wages, annual bonuses, Christmas bonus and sales bonuses, overtime and shift differentials; and merit payments. Automatic contributions begin starting with the first available payroll period after the date that is 45 days after the employee’s date of hire. These contributions are employee pre-tax contributions and are matched on the same terms as elected employee pre-tax contributions. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, excluding any bonus pay. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Program has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 15% for 2015 and 15% for 2014. Upon taking a hardship distribution, participant contributions are generally suspended for six months or, for Puerto Rico residents, 12 months.

The Program also allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable Code, PR IRC and Program limits. Catch-up contributions can be from 1% to 10% of eligible pay, limited to $1,500 in 2015. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes matching contributions equal to one dollar for each dollar of participant contributions not to exceed 5% of their total annual benefit salary or wages. Under the PR IRC, after-tax contributions not subject to a matching contribution may not exceed 10% of the participant’s annual benefit salary or wages. The Company may also make an additional annual contribution for each eligible employee, regardless of whether the eligible employee contributes to the Program. As a default, the additional annual contribution is determined as a defined percentage of salary or wages, which ranges from 2% up to 4% based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Program documents, on the last business day of the plan year for which the contribution is made. The limited exceptions include that the otherwise eligible employee is not actively at work on the last day of the year due to death, disability or retirement during the year or due to involuntary termination effective on or after September 30 of the year or if an employee is involuntarily terminated and qualifies for “Rule of 70” benefits, which apply if the sum of the employee’s age and respective years of service is equal to or greater than 70.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Historically, during the Program years of 2010 to 2014, the Company also made a transition contribution for participants, who, as of December 31, 2009, had: (1) age plus service equal to at least 60; and (2) completed at least 10 years of vesting service. The transition contribution was equal to 2% of annual benefit salary or wages. The eligible participant must have continued to be actively employed on December 31st of the year for which the contribution was made in order to receive the transition contribution, subject to the same exceptions as indicated above. Transition contributions continued through December 31, 2014. At December 31, 2014, the Program accrued transition employer contributions of $0.2 million, which was funded in 2015. Transition contributions ended after this time.

Investment Decisions - The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including their contributions and Company contributions, are invested among a variety of investments. All contributions were invested in any one or more of the funds or the self-directed brokerage investment option, all of which comprise the Savings Plan Master Trust, see “Note 4. Savings Plan Master Trust” for further information regarding investments.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program account.

Notes Receivable from Participants – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. Loans are secured by the balance in the participants' accounts and bear interest at fixed rates which are determined when the loans are issued and are based on a formula set by the Committee in the Program documents. Repayments and interest are credited to the Program account of the participant. Such currently outstanding loans mature through 2025.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the Code and PR IRC.

Vesting – Matching and additional annual contributions vest at the rate of 20% for each year of qualifying service. In addition, upon death or normal retirement, or a “change in control” as defined in the Bristol-Myers Squibb Company's Change in Control Separation Benefits Plan, a participant will become 100% vested in Company contributions regardless of his or her years of service. Employees who become eligible for benefits under the Company’s long term disability benefit plan will continue to be credited with hours of service and vest ratably over a 5 year period. A participant is always 100% vested in their pre-tax, after-tax, rollover contributions from other plans and catch-up contributions, as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited (as of the earlier of: (1) when a participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Program administration. During the year ended December 31, 2015, forfeitures were used to reduce Program expenses by $35 thousand and there were no forfeitures used to reduce matching contributions. The balance of unused forfeited funds available was $13 and $28 thousand at December 31, 2015 and 2014, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive: (1) a lump sum payment, or (2) equal annual installments over a period not greater than 15 years. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant

Method of Payment - Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Bristol-Myers Squibb Company stock for the portion of the account invested in the Company Stock Fund.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Net Transfers – A participant's account could be transferred to another company's qualified defined contribution plan if required under the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no material amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2015 and 2014.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, to amend and to terminate the Program at any time at its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Revenue Credit Account - Under the agreement between Fidelity Workplace Investing LLC and the Company, Fidelity Workplace Investing LLC makes deposits to this account in the amount of the revenue sharing received from each investment manager and calculated for each quarter using the fund balances in the Program. Amounts in this account are used to offset Program administrative expenses and any amounts unused for expenses may be allocated to participant accounts.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

New Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented with early adoption permitted. Program management has elected to early adopt ASU 2015-07 in these financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient, of which, Parts I and II are applicable to the Program.

•	Part I amendments designate contract value as the only required measure for fully benefit-responsive investment contracts and eliminate certain disclosure requirements.

•
Part II amendments eliminate the requirement that plans disclose: individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. In addition, investments presented in the fair value hierarchy are only required to be broken out by general type, and self-directed brokerage accounts are presented as one type of general investment.

The ASU is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented, with early adoption permitted. Program management has elected to early adopt ASU 2015-12 in these financial statements.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent notes receivable are classified as distributions based upon the terms of the Program document.

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Company Employee Incentive Thrift Plan are maintained in the Savings Plan Master Trust, see “Note 4. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “Note 3. Fair Value Measurement.”

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Income Recognition – Interest, dividends, and gains/(losses) from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is recorded as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – All expenses incurred by the Program are the obligation of the Program and are payable by the Savings Plan Master Trust fund’s assets, unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. Fees charged to the Program for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is also exposed to credit loss in the event of non-performance by the synthetic guaranteed investment contract (GIC) issuers. However, synthetic GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

Income Taxes and Tax Status – The Program is designed to meet the requirements of a qualified plan under Sections 401(a) and 401(k) of the U.S. Internal Revenue Code (U.S. IRC), and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code, as amended (the PR IRC). In the Program’s latest U.S. IRC determination letter dated August 10, 2012, the U.S. Internal Revenue Service (U.S. IRS) stated that the Program, as amended and then designed, was in compliance with the applicable requirements of the U.S. IRC and that the Savings Plan Master Trust under the Program continues to be tax-exempt under Section 501(a) of the U.S. IRC. Because the Program is intended to qualify under both the U.S. IRC and the PR IRC, it must meet the qualification requirements of both statutes. The Program has been restated to comply with U.S. and Puerto Rico law, as applicable, and amended from time to time, to comply with U.S. and Puerto Rico law, as applicable, and design changes adopted by the Company. At various dates, the Program has been submitted to the Department of the Treasury of the Commonwealth of Puerto Rico (the PR Treasury) for a determination letter as to whether the Program meets the qualification requirements of Section 1165 of the PR IRC. The PR Treasury issued its most recent favorable determination letters for the Program, including recent amendments, dated March 28, 2016 and April 12, 2016. The Company believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the U.S. IRC, the PR IRC and ERISA, and that the Program and Savings Plan Master Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual and transition contributions, and the earnings thereon are not included in participants’ gross income for the purposes of income taxes until distributed from the Program.

U.S. GAAP requires Program management to evaluate tax positions taken by the Program and recognize a related tax liability (or asset) if the program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Program management has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions.

There have been no material tax related interest or penalties for periods presented in these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT

The fair value of financial instruments are classified into one of the following categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:
Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.

Level 2:
Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. There were no Level 2 investments as of December 31, 2015 and 2014.

Level 3:
Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2015 and 2014.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•
Mutual funds held by the Program are open-end mutual funds which are actively traded and registered with the U.S. Securities and Exchange Commission. These funds are valued at quoted market prices which represent the NAV of shares held at year end.

•	Money market funds are valued at cost plus interest earned, which approximates fair value.

•	Brokerage self-directed investments primarily consist of mutual funds and common stocks that are valued at readily determinable quoted market prices.

•
Common collective trust (CCT) fund fair values are determined by the respective fund managers using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2015 and 2014. CCT funds can be redeemed daily.

•
The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company. In addition, the Company Stock Fund also invests approximately 1% to 2% of its balance in money market instruments. Participant ownership is measured in units of the fund instead of shares of stock. The Savings Plan Master Trust directly owns the shares of common stock of Bristol-Myers Squibb Company. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

•
Synthetic Guaranteed Investment Contracts or GICs held directly by the Savings Plan Master Trust in the Fixed Income Fund are fully benefit-responsive and valued at contract value which is the amount that participants would normally receive if they were to initiate permitted transactions under the terms of the Program.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. There were no transfers between Levels 1, 2 and 3 during 2015 or 2014, other than reclassifying and presenting investments measured using NAV as a practical expedient separately, in accordance with ASU 2015-07.

The major classes of investments of the Savings Plan Master Trust as of December 31, 2015 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,253,860	$—	$—	$2,253,860
Bristol-Myers Squibb Company Stock	950,121	—	—	950,121
Money Market Funds	191,227	—	—	191,227
Self-Directed Brokerage Accounts	72,843	—	—	72,843
Total	$3,468,051	$—	$—	3,468,051

Investments Measured at Net Asset Value^:
Common Collective Trusts				1,184,051
Net Assets of the Savings Plan Master Trust, at Fair Value				4,652,102
Net Assets of the Savings Plan Master Trust, at Contract Value (Note 5)				511,612
Total Net Assets of the Savings Plan Master Trust				$5,163,714

Program's Interest in Savings Plan Master Trust, at Fair Value				$114,880
Program's Interest in Savings Plan Master Trust, as a Percentage of the Total Investments				2%

The major classes of investments of the Savings Plan Master Trust as of December 31, 2014 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,281,365	$—	$—	$2,281,365
Bristol-Myers Squibb Company Stock	874,695	—	—	874,695
Money Market Funds	189,039	—	—	189,039
Self-Directed Brokerage Accounts	59,063	—	—	59,063
Total	$3,404,162	$—	$—	3,404,162

Investments Measured at Net Asset Value^:
Common Collective Trusts				1,146,308
Net Assets of the Savings Plan Master Trust, at Fair Value				4,550,470
Net Assets of the Savings Plan Master Trust, at Contract Value (Note 5)				547,186
Total Net Assets of the Savings Plan Master Trust				$5,097,656

Program's Interest in Savings Plan Master Trust, at Fair Value				$105,572
Program's Interest in Savings Plan Master Trust, as a Percentage of the Total Investments				2%

^In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.

Certain of the Program’s money market funds, mutual funds, self-directed brokerage accounts and CCTs include funds that are a party-in-interest to the Program, which are further described in "Note 7. Exempt Party-In Interest Transactions."

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2015 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$8,821
Dividend income	110,589
Net appreciation in fair value of investments	76,463
Total net investment income	$195,873

Program's share of net investment income of the Savings Plan Master Trust	$5,605

NOTE 5 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds synthetic GICs with various issuers in several fully benefit-responsive investment contracts. The synthetic GICs are direct investments between the Savings Plan Master Trust and issuer and meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Fixed Income Fund also holds two common collective trust (CCT) funds.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Program in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Program. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Program include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Program through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability to transact at contract value with the issuer, such as premature termination of the contracts, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value. There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund.

Fixed Income Fund investments in the Savings Plan Master Trust as of December 31, 2015 and 2014 were as follows:

(Dollars in Thousands)	2015	2014
Total Synthetic Guaranteed Investment Contracts, at Contract Value	$511,612	$547,186

Collective Trust Funds:
Wells Fargo Stable Return Fund, at Fair Value	54,090	54,244
Wells Fargo / BlackRock Short Term Investment Fund, at Fair Value	9,531	14,148
Total Fixed Income Fund Investments	$575,233	$615,578

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION TO FORM 5500

In 2014, the financial statements presented at contract value the indirect investments in fully benefit-responsive synthetic GICs held in the Fixed Income Fund. Further, in 2014 the Form 5500 required fully benefit-responsive synthetic GICs to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive synthetic GICs represented a reconciling item in the prior year. Additionally, the Form 5500 requires the Savings Plan Master Trust to file a separate Form 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust on the Program Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Program interest in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2015	2014
Program interest in Savings Plan Master Trust per the financial statements	$114,880	$105,572
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	—	259
Value of Program's interest in Master Trust investment accounts per the Form 5500	$114,880	$105,831

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2015	2014
Net assets available for benefits per the financial statements	$120,416	$110,563
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	—	259
Net assets available for benefits per the Form 5500	$120,416	$110,822

The following is a reconciliation of the Program’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2015:

(Dollars in Thousands)
Program’s share of net investment income in Savings Plan Master Trust per the financial statements	$5,605
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(161)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(259)
Net investment gain from Master Trust investment accounts per the Form 5500	$5,185

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2015:

(Dollars in Thousands)
Total additions per the financial statements	$16,309
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(161)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(259)
Total income per the Form 5500	$15,889

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

(Dollars in Thousands)
Increase in net assets available for benefits per the financial statements	$9,853
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(259)
Total net income per the Form 5500	$9,594

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2015 and 2014, the fair value of the Program's portion of investments managed by affiliates of Fidelity Trust were $63.2 and $59.1 million. This includes the Company Stock Fund, which is further detailed below.

As of December 31, 2015 and 2014, the Program's portion of shares held by the Savings Plan Master Trust were 0.4 and 0.5 million shares, respectively, of Company common stock with a cost basis of $14.1 and $14.6 million, respectively. During the year ended December 31, 2015, the Program recorded dividend income on the Company’s common stock of $658 thousand, of which $159 thousand was accrued at December 31, 2015. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

In addition, certain Program participants borrowed from the Program. As of December 31, 2015 and 2014, the outstanding loans of the Program participants were $3 and $2.5 million, respectively, with interest rates ranging from 4.25% to 8.75% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)                        PLAN NUMBER: 002
EIN NUMBER: 66-0256665

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Program’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$ —	$114,880

*	Program participants	Participant loans, with varying maturity dates ranging from 2016 to 2025, and interest rates ranging from 4.25% to 8.75%	—	3,046

		Total		$117,926

*    Denotes a party-in-interest to the Program.
**    Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

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